Filed by Digitas Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Modem Media, Inc.

Commission File No.: 333-118151

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the acquisition of Modem Media by Digitas are all forward-looking statements. Risks, uncertainties and assumptions include: possible adjournment or postponement of the stockholders meetings; failure to satisfy conditions to closing of the merger, including receipt of Digitas stockholder approval and Modem Media stockholder approval; the risk that the benefits of Digitas’ acquisition of Modem Media will not be achieved or will take longer than expected; and other risks that are described from time to time in Digitas’ and Modem Media’s Securities and Exchange Commission (“SEC”) reports (including but not limited to Digitas’ Form 10-K for the fiscal year ended December 31, 2003, Modem Media’s Form 10-K for the fiscal year ended December 31, 2003, Digitas’ and Modem Media’s joint proxy statement/prospectus on Form S-4 filed with the Securities and Exchange Commission on August 12, 2004 and amended on September 10, 2004 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Digitas’ or Modem Media’s results could differ materially from Digitas’ or Modem Media’s expectations in these statements. Digitas and Modem Media assume no obligation, and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

On September 10, 2004, Digitas and Modem Media filed an amended registration statement on Form S-4 containing a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the Form S-4, the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Digitas are available free of charge by contacting Digitas Investors Relations, Digitas Inc., Prudential Tower, Boston, Massachusetts 02199, (617) 867-1000, and documents filed with the SEC by Modem Media are available free of charge by contacting Modem Media Investor Relations, 230 East Avenue, Norwalk, Connecticut 06855, (203) 299-7000.

Participants in Solicitation

Digitas and Modem Media, and their respective directors, executive officers and other possible employees and advisors, may be deemed to be participants in the solicitation of proxies from the stockholders of Digitas and Modem Media in connection with the merger and related items. Information regarding the directors and executive officers of Digitas and their ownership of Digitas shares is set forth in the proxy statement for Digitas’ 2004 annual meeting of shareholders and the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the SEC on September 10, 2004. Information regarding the directors and executive officers of Modem Media and their ownership of Modem Media shares is set forth in the proxy statement for Modem Media’s 2004 annual meeting of shareholders and the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the SEC on September 10, 2004. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus.

September 2004 Investor Presentation

Proxy Solicitation Roadshow

Safe Harbor

Before we get started, I’d like to remind everyone that our discussion today may include forward looking statements, which may involve risks or uncertainties that could cause actual results to differ materially from those expressed in the forward looking statements. For a discussion of these potential risks and uncertainties, please refer to the risk factors listed in each of our SEC filings. They apply to our oral and written comments.

09 04

Investor Presentation 2

Strategic Rationale—Digitas

Two companies with similar strategies, clients and cultures

Acquisition accelerates both Modem Media and Digitas strategy

Scale and Leadership

Market leader in Interactive and database marketing

Increased scale at overlapping clients (e.g. Delta, AOL, GM, Schwab)

Increased base of scalable client relationships (lowers revenue concentration)

Increased scale in SF and London

Dual brand strategy to increase available market

Share best practices especially in website design and analytics

09 04

Investor Presentation 3

Strategic Rationale – Modem Media

Increases scale

Reduces client revenue concentration

Minimal client conflicts

Expands analytics and database marketing capabilities

Provides access to and best practices in offline marketing

Deepens online direct response capabilities

Accelerates Modem Media’s strategy to become a fully-integrated customer and data-driven marketer

09 04

Investor Presentation 4

Both Digitas and Modem Media are relationship marketing services firms.

We help our clients attract, retain, and grow the most profitable customer relationships in their industries

09 04

Investor Presentation 5

Our Value Proposition

1

Marketing Engine

2

09 04

Investor Presentation

Most Loyal Customers in Your Industry

Brand Value

Margin/Customers (Reinvestment Potential)

Highest Profit per Customer in Your Industry

6

Our Services

Marketing Strategy & Enablement

Customer Strategy

Research & Planning

Analytics

Marketing Data & Technology Enablement

Marketing Agency Services

Digital Marketing

Internet Solutions

Live Channels

Promotions

Direct Marketing / Direct Response

Creative

09 04

Investor Presentation 7

Our Clients

09 04

Investor Presentation 8

Client Life Cycle

Share of Marketing Spend

DTAS

DTAS

MMPT

DTAS

MMPT

Shared

MMPT

Shared

Shared

DTAS

DTAS

DTAS

Agency

Time

09 04

Investor Presentation 9

High Quality Revenue

Digitas

Modem Media

Flagship Clients

70% of fee revenue 10% of client base 5-10% expected long term growth

20% of fee revenue 5% of client base 5-10% expected long term growth

High Growth Clients

20% of fee revenue 40% of client base

15-30% expected long term growth

60% of fee revenue 75% of client base

15-30% expected long term growth

Seed Clients

10% of fee revenue 50% of client base

30-50% expected long term growth

20% of fee revenue 20% of client base

30-50% expected long term growth

09 04

Investor Presentation 10

Integration Effort

Client Strategic Account Planning

Employee Value Proposition

Branding

Client Value Proposition

Local Office Integration (SF/London)

Communication

Back Office Integration

09 04

Investor Presentation 11

Financial Highlights

Transaction

Accelerates both companies growth rate. Target model of 15-25% revenue growth

Deepen role on combined clients

Expand the market with 2 networks

Cross sell data and traditional marketing to Modem clients

Provides short & long term cost synergies $2-3M in public company costs

More to come at close when we are further along with integration plan (real estate & combined admin functions)

Target model of 18-20% EBITDA, 14-16% Operating Margin

Potential for additional leverage

09 04

Investor Presentation 12

09 04

Investor Presentation 13